UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
GeneLink, Inc.

Full Name of Registrant
317 Wekiva Spring Road, #200

Address of Principal Executive Office (Street and Number)
Longwood, FL 32779

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)
Although the Company has not been served with a complaint, John DePhillipo, the former chief executive officer and president of the Company, Maria DePhilipo, the spouse of John DePhillipo, and their counsel issued a press release on August 12, 2008 indicating that a lawsuit has been filed by John and Maria DePhillipo against the Company and certain of its directors and advisors alleging fraud by the Company in connection with the settlement of all claims against the Company in the Action entitled John R. DePhillipo v. GeneLink, Inc. (Superior Court of New Jersey Law Division: Atlantic County, Docket No. ATL-L-7479-05). According to the press release, Mr. and Mrs. DePhillipo seek damages of approximately $20 million.
The Company will require the additional period in which to file its Form 10-Q for the three months ended June 30, 2008 to receive a copy of the alleged complaint and to include appropriate disclosure with respect thereto in its Form 10-Q.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Monte E. Taylor, Jr.	800	558-4363
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof: ☐ Yes ☑ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

GENELINK, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	August 14, 2008	By	/s/ Monte E. Taylor, Jr.

Monte E. Taylor, Jr.
Chief Executive Officer